ATARA BIOTHERAPEUTICS, INC.

2380 Conejo Spectrum Street, Suite 200

Thousand Oaks, CA 91320

805-623-4244

November 8, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell

Re:	Atara Biotherapeutics, Inc.
Registration Statement on Form S-3
File No. 333-275256

Acceleration Request
Requested Date: November 13, 2023
Requested Time: 4:30 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atara Biotherapeutics, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-275256 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 P.M., Eastern Time, on November 13, 2023, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Carlton Fleming of Sidley Austin LLP at (415) 772-1207.

Very truly yours,

/s/ Amar Murugan

Amar Murugan Executive Vice President, Chief Legal Officer

cc:	Carlton Fleming, Sidley Austin LLP
Helen Theung, Sidley Austin LLP